SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SemiLEDs Corporation

(Name of Issuer)

Common Stock, par value $0.0000056 per share

(Title of Class of Securities)

816645204

(CUSIP Number)

Trung T. Doan

SemiLEDs Corporation

3F, No.11 Ke Jung Rd., Chu-Nan Site,

Hsinchu Science Park, Chu-Nan 350,

Miao-Li County, Taiwan, R.O.C.

+886-37-586788

With a copy to:

Brett Cooper, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

415-773-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Trung T. Doan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
646,078 (a)

	8	SHARED VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY
OWNED BY EACH
SOLE DISPOSITIVE POWER
REPORTING PERSON	9

WITH		646,078 (a)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
646,078

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE			☐
12	INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.94%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

_____________________________________

(a) Includes 127,141 shares common stock, par value $0.0000056 per share (the “Common Stock”) of SemiLEDs Corporation, a Delaware corporation (the “Issuer”) owned directly by The Trung Doan 2010 GRAT, of which the Reporting Person is the sole trustee.

(b) Based on the sum of (i) 4,969,032 shares of Common Stock outstanding as of January 4, 2024 reported on the most recently filed periodic report on Form 10-Q of the Issuer for the quarter ended November 30, 2023; plus (ii) 178,106 shares received by the

Reporting Person upon conversion of that certain convertible unsecured promissory note described under Item 4 and (iii) 1,355,365 shares issued to another stockholder of the Issuer concurrently with the issuance to the Reporting Person.

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013 (as amended and supplemented from time to time, this “Schedule 13D”) is being filed by Trung T. Doan (the “Reporting Person”) pursuant to Section 13(d) of the Exchange Act and Rule 13d-2(a) thereunder, with respect to the shares of Common Stock of the Issuer.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment No. 2. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in full as follows:

On December 10, 2019, the Issuer issued the Note to the Reporting Person with a principal sum of $500,000.00 and an annual interest rate of 3.5%. The outstanding principal and unpaid accrued interest of the Note may be converted into the Issuer’s Common Shares based on a conversion price of $3.00 per share, at the option of the Reporting Person any time from the date of the Note. The Reporting Person purchased the Note using personal funds. On May 26, 2020, the Reporting Person converted $300,000 of the Note into 100,000 shares of Common Stock.

On January 5, 2024, the Reporting Person converted the total principal and interest on the Note ($233,319) to 178,106 shares of Common Stock of the Issuer at a price of $1.31 per share.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in full as follows:

The Reporting Person entered into the Note with the Issuer as reported herein solely for investment purposes and to provide working capital to the Issuer.

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

On December 10, 2019, the Issuer issued to the Reporting Person the Note with a principal sum of $500,000.00 and an annual interest rate of 3.5% under which, the outstanding principal and unpaid accrued interest of the Note may be converted into shares of the Issuer’s Common Stock based on a conversion price of $3.00 per share, at the option of the Reporting Person any time from the date of the Note. The principal and accrued interest shall be due on demand by the Reporting Person on and at any time after May 30, 2021. On January 5, 2024, the Issuer and the Reporting Person entered into the Fourth Amendment to the Note to reduce the conversion price to $1.31 per share. Additionally, on January 5th the Reporting Person converted the remaining principal and interest on the Note to shares of the Issuer’s Common Stock.

The foregoing description of the Note is qualified in its entirety by reference to the Note, as amended, which is filed as Exhibits 1.1 and 1.2 hereto and incorporated by reference into this Item 4.

Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change his plans or proposals in the future. In determining from time to time whether to convert the Note into Common Shares or sell or purchase the Issuer’s Common Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as he deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns the following amount of the Issuer’s Common Shares:

(i)	Trung T. Doan: 646,078 shares (9.94%), including 127,141 shares by The Trung Doan 2010 GRAT (the “GRAT”).

(b)	The Reporting Person has sole power to vote the following amount of the Issuer’s Common Shares:

(i)	Trung T. Doan: 646,078 shares (9.94%), including 127,141 shares by the GRAT.

The Reporting Person has sole power to direct the disposition of the following amount of the Issuer’s Common Shares:

(i)	Trung T. Doan: 646,078 shares (9.94%), including 127,141 shares by the GRAT.

The Reporting Person has shared power to vote the disposition of the following amount of the Issuer’s Common Shares:

(i)	Trung T. Doan: 0 (0%)

The Reporting Person has shared power to direct the disposition of the following amount of the Issuer’s Common Shares:

(i)	Trung T. Doan: 0 (0%)

(c)	The Reporting Person has engaged in transactions in the Issuer’s Common Shares in the past 60 days as follows: See Item 4 above.

(d)	Not applicable.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person hereby references the disclosures contained in Item 4 of this Schedule 13D regarding the Note and the Reporting Person’s conversion thereof.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1.1	Convertible Unsecured Promissory Note issued December 10, 2019 to Trung Doan (incorporated by reference from Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on December 11, 2019).
1.2

Fourth Amendment to Convertible Unsecured Promissory Note, dated January 5, 2024, between SemiLEDs Corporation and Trung Doan (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 9, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2024

/s/ Trung T. Doan
TRUNG T. DOAN